

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2011

<u>Via E-mail</u>
Richard DeCicco, President
Iconic Brands, Inc.
1174 Route 109
Lindenhurst, New York 11757

> RE: **Iconic Brands, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 16, 2010, amended January 18, 2011 and March 9, 2011**
> **File No. 0-53162**

Dear Mr. DeCicco:

We issued a comment letter to you on the above captioned filing on March 31, 2011. As of the date of this letter, the comments remain outstanding and unresolved. We expect you to contact us by July 8, 2011 to provide a substantive response to the comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by July 8, 2011 we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Sincerely,

/s/ Pamela Howell
for

John Reynolds,
Assistant Director